EXHIBIT 99.1

Caledonia acquires option over another exploration prospect in Zimbabwe

ST HELIER, Jersey, Dec. 17, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL) is pleased to announce that further to its announcement on December 10, 2020, that it had entered into an option agreement over Glen Hume, it has now entered into a further option agreement in respect of another area in Zimbabwe. This option agreement gives the Company the exclusive right to explore and subsequently, if exploration is successful and at its sole discretion, acquire the mining claims over an area known as Connemara North, a property which, like Glen Hume, is situated in the Gweru mining district in the Zimbabwe Midlands that has historically produced significant quantities of gold.

Connemara North is the northern section of the currently closed Connemara mine which was previously owned by First Quantum Minerals (“First Quantum”); it was placed on care and maintenance in 2001 and subsequently disposed of in 2003. It has not been commercially mined since this time but before being placed on care and maintenance the Connemara mine produced approximately 20,000 ounces of gold per annum from an open pit heap leach operation. Previous public disclosures made by First Quantum in 2001 indicated that they had plans to expand the existing open pit operations at Connemara mine, when gold prices were approximately $300/oz. At this stage it is not possible for Caledonia to verify any of the work performed by previous owners or to ascertain what proportion of any purported resource lay within the boundaries of the Connemara North property over which Caledonia has secured the option. The property is approximately 30km from Glen Hume with good road access between them offering the potential of operating synergies should Caledonia decide to develop both areas.

The option gives Caledonia the right to explore the area for a period of up to 18 months and subsequently, if exploration is successful and at its sole discretion, to acquire the mining claims over the area. The total consideration is an initial payment of $300,000, followed by a further payment of $5 million (payable in cash or shares at the discretion of the vendor) which would be payable should Caledonia decide to exercise its right to acquire the mining claims. Caledonia has also agreed to the payment of a one per cent net smelter royalty to the vendor on gold it produces from Connemara North.

Commenting on the announcement, Steve Curtis, Chief Executive Officer, said:

“We are pleased to enter into this option agreement which gives us the right to explore and subsequently to acquire mining claims over the Connemara North property, part of a wider area that contained a previously operational mine which shows great potential and has been lying untapped for 20 years.

“Connemara North is also in close proximity to the Glen Hume property over which we have already acquired an option. We are excited at the prospectivity of these two properties and if evaluation work proves successful and our exploration programs deliver favorable results, Caledonia will have a great opportunity to establish a footprint in the highly prospective Zimbabwe Midlands which could deliver operating synergies between the two sites.

“This has been a busy year for Caledonia and with the completion of Central Shaft in sight I am pleased that we are now able to start delivering on the other components of our corporate strategy.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Note:   This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are "forward-looking information", "financial outlooks" or "future oriented financial information" (collectively, "forward-looking information") within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development, construction plans, financial and shareholders returns on investment projects.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the completion of construction projects, the proposed benefits from construction projects and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors are cautioned that such information may not be appropriate for other purposes and should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners, contractors and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase, construction activity and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned that the assumptions used in the preparation of such forward-looking information, although considered reasonable at the time of preparation, may prove to be imprecise and, accordingly, they should not place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.